News Release

BROOKFIELD TO INVEST IN SHANGHAI PROPERTY PORTFOLIO

  Brookfield and institutional partners commit US$750 million to China Xintiandi (“CXTD”)
  Brookfield to become 22% cornerstone partner of CXTD, owner of premier portfolio of Shanghai office and retail assets, including iconic Shanghai Xintiandi

October 31, 2013 – Brookfield Property Partners L.P. (NYSE: BPY, TSX: BPY.UN) has reached an agreement under which BPY along with its institutional partners will invest up to US$750 million of preferred equity in China Xintiandi, a wholly owned entity of Hong Kong listed developer Shui On Land (HK:272).

China Xintiandi (CXTD) owns Shui On Land’s premier portfolio of office and retail assets in Shanghai. It is anticipated that CXTD will expand through further acquisitions and growth of the portfolio in Shanghai and other major cities in China.

CXTD was established by Shui On Land in 2012 as its owner of prime commercial and retail properties in China. Shui On Land is a flagship property developer which has established a solid foundation in China and has a proven track record in developing large-scale, mixed-use, city-core redevelopment projects and integrated residential development projects.

In addition to the commitment to invest in the preferred equity of CXTD, Brookfield intends to secure up to a further US$500 million of capital for additional investments in the commercial property sector in China.

The initial portfolio includes the iconic Xintiandi retail property in Shanghai and the immediately surrounding commercial office properties: Shui On Plaza and Corporate Avenue 1 and 2. Also included is Shui On Land’s 200,000 square meter mixed-use development, “The Hub,” located at the center of Hongqiao Transportation market.

“The cornerstone investment in China Xintiandi provides Brookfield exposure to high quality assets in Shanghai while allowing an opportunity for future growth through asset purchases and strategic partnerships,” said Bill Powell, Australasian Chief Executive Officer of Brookfield. “China is an important market in Brookfield’s long term growth. The partnership with Shui On Land to invest into China Xintiandi is an ideal way for us to enter this market.”

Mr Vincent Lo, Chairman of Shui On Land and China Xintiandi, says he is delighted to enter into the investment and cooperation agreement with Brookfield: “Brookfield is a leading global asset investor and manager. We share a common vision on the tremendous prospects of China’s commercial property sector because of the massive urbanization program and the continuous rise in personal income in China. We also strongly believe in China Xintiandi’s potential to create sustainable value from its quality portfolio. Our common goal is to forge a long term, successful partnership.”

The transaction is expected to close in the first quarter of 2014.

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Contact:

Australasia:

Kerrie Muskens, Head of Marketing and Communications

Brookfield Australia

Tel: + 61 2 9322 2753 or + 61 (0) 410 535 250

Email: kerrie.muskens@au.brookfield.com

North America:

Melissa Coley

Vice President, Investor Relations & Communications

Brookfield Property Partners

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

About Brookfield Property Partners

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in over 20,000 multi-family units, 64 million square feet of industrial space and an 18 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com

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